February 13, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Unicobe Corp. Form 10-K for the Fiscal Year Ended June 30, 2017 Filed October 3, 2017 File No. 333-206916

Dear Messrs.:

Unicobe Corp. amends this filing and the Form 10-K for Fiscal Year ended June 30, 2017 to include the certifications pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002.

Sincerely,

/s/ Anatoliy Kanev

Unicobe Corp.